Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 of our report dated May 31, 2009, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in accounting for uncertain tax positions and the effects of segment reporting discussed in Note 1, the effects of earnings per unit discussed in Note 12 and the effects of the restatement discussed in Note 3, as to which the date is February 15, 2010 relating to the financial statements of Express Parent LLC, which appears in such Registration Statement. We also consent to the reference to us under the headings “Experts,” “Summary Historical and Pro Forma Consolidated Financial and Operating Data,” and “Selected Historical Consolidated Financial and Operating Data,” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio

February 15, 2010